Exhibit 99.1

News Release

PartnerRe Ltd. Reports Fourth Quarter and Full Year 2019 Results

▪
Net loss attributable to common shareholder of $108 million for the quarter (net income of $890 million for the full year 2019) and decline in book value to common shareholder of 1.1% in the quarter (16.4% increase for the full year, excluding dividends on common shares)

▪
Non-life combined ratio of 113.8% during the quarter (100.3% for the full year), including $133 million pre-tax losses (9.8 points) from Typhoon Hagibis and $82 million technical loss (5.3 points) in the agriculture line of business from higher attritional losses on the current accident year. Non-life net premiums written increased 16% to $1.14 billion for the quarter (18% increase for the year to $5.44 billion)

▪
Life and Health loss, including underwriting result and allocated net investment income, of $3 million for the quarter ($73 million profit for the year). Life and Health net premiums written increased 21% to $377 million (21% increase for the year to $1.47 billion)

▪
Total investment return of $208 million (1.2%) for the quarter, driven by $108 million net investment income (up 4% compared to the prior year) and $159 million net unrealized investment gains on equities

PEMBROKE, Bermuda, March 2, 2020 - PartnerRe Ltd. ("the Company") today reported a net loss attributable to common shareholder of $108 million for the fourth quarter of 2019, which includes net realized and unrealized investment losses of $50 million on fixed maturities and short-term investments, primarily due to increases in world-wide risk free rates, and $78 million net foreign exchange losses. This compared to a net loss attributable to common shareholder of $32 million in the fourth quarter of 2018, which included net realized and unrealized investment gains on fixed maturities and short-term investments of $31 million and $66 million net foreign exchange gains.
Net income available to common shareholder was $890 million for the full year 2019, which includes net realized and unrealized investment gains on fixed maturities and short-term investments of $434 million, primarily due to decreases in world-wide risk free rates and credit spreads, and net foreign exchange losses of $87 million. This compared to a net loss attributable to common shareholder of $132 million for 2018, which included net realized and unrealized investment losses on fixed maturities and short-term investments of $376 million and $119 million net foreign exchange gains.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	1

News Release

The majority of the Company's investments, including all fixed maturities, such as government bonds and investment grade corporate debt, are accounted for at fair value with changes in the fair value recorded in the Consolidated Statements of Operations.
Commenting on results, PartnerRe President and Chief Executive Officer Emmanuel Clarke said, “In the fourth quarter of 2019, our Non-Life combined ratio was impacted by losses related to Typhoon Hagibis and in the agriculture line of business, whose impact on book value has been mitigated by strong investment performance. Notwithstanding challenging Non-Life performance in the fourth quarter, the Company reported solid net income to common shareholder in 2019, driven by investments results and contribution from our Life and Health segment.”
Mr. Clarke also added: “PartnerRe has taken actions to improve its Non-Life underwriting performance in 2020, leveraging improved Non-Life market conditions at the January renewal and ongoing portfolio optimization actions. With further margin improvement expected in our Non-Life portfolio during the course of the year, and continued growth in Life and Health, I am confident we will be able to deliver in 2020 solid growth in book value for our shareholder.”
Highlights for the fourth quarter and full year 2019 compared to the same periods of 2018 are included below.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	2

News Release

Non-Life:

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Non-life net premiums written for the fourth quarter of 2019 were up 16% compared to the fourth quarter of 2018, driven by a 16% increase in the P&C segment and a 17% increase in the Specialty segment.

▪	Non-life net premiums written were up 18% for the full year 2019 compared to 2018, driven by a 21% increase in the P&C segment and a 14% increase in the Specialty segment.

▪
The Non-life underwriting loss was $188 million (combined ratio of 113.8%) for the fourth quarter of 2019 compared to a loss of $67 million (combined ratio of 108.7%) for the same period of 2018. The Specialty segment reported a combined ratio of 107.3% for the fourth quarter of 2019 compared to 90.5% for the fourth quarter of 2018, driven by higher attritional losses on the current accident year in the agriculture line of business (technical loss of $82 million or 18.9 points on Specialty combined ratio) and a lower level of favorable prior year development. The P&C segment reported a combined ratio of 117.7% for the fourth quarter of 2019 compared to 120.1% for the fourth quarter of 2018, with the improvement driven by a decrease in large catastrophic losses, partly offset by an increase in attritional losses. Catastrophic losses in the fourth quarter of 2019 included Typhoon Hagibis of $133 million (15.8 points on the P&C combined ratio) and adverse development on Typhoon Faxai of $39 million (4.6 points on the P&C combined ratio), net of retrocession and reinstatement premiums, compared to 40.6 points related to Hurricane Michael and California wildfires in the fourth quarter of 2018.

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The Non-life underwriting loss was $20 million (combined ratio of 100.3%) for the full year 2019 compared to a $47 million loss (combined ratio of 101.9%) for the same period of 2018. The improvement in combined ratio was driven by the P&C segment with a combined ratio of 98.7% for the full year 2019 compared to 108.7% for the same period of 2018, reflecting an improvement in the current accident year attritional loss ratio and a decrease in losses related to large catastrophic events. Catastrophic losses of $258 million, net of retrocession and reinstatement premiums, related to Typhoons Hagibis and Faxai and Hurricane Dorian contributed 8.4 points on the P&C combined ratio for the full year 2019, compared to 15.1 points in 2018 related to Typhoons Jebi and Trami, Hurricanes Florence and Michael, and California wildfires. This was offset by the Specialty segment, which recorded a combined ratio of 103.0% for the full year 2019 compared to 91.9% for the same period of 2018, driven by net adverse prior years' reserve development and a large loss on Ethiopian Airlines and Boeing of $42 million, net of retrocession and reinstatement premiums (2.1 points on the Specialty combined ratio).

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	3

News Release

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The Non-life combined ratio continues to reflect net favorable prior years' reserve development of $75 million (5.5 points) and $57 million (1.1 points) for the fourth quarter and full year 2019, respectively. This compared to net favorable development of $163 million (14.6 points) and $249 million (5.8 points) for the fourth quarter and full year 2018, respectively.

Life and Health:

▪	Net premiums written were up 21% for both the fourth quarter and full year 2019, compared to the same periods of 2018.

▪
Allocated underwriting result was a loss of $3 million in the fourth quarter of 2019, and a profit of $73 million for the full year 2019, compared to a profit of $15 million and $86 million in the fourth quarter and full year 2018, respectively. The decrease for the quarter and full year 2019 was primarily driven by adverse experience in the Company's short term life business, higher expenses to support growth in the business and higher annual incentive bonus payment to employees.

Investments:

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Net investment return in the fourth quarter of 2019 was $208 million, or 1.2%, and included net investment income of $108 million and net realized and unrealized investment gains of $122 million, which were partially offset by losses from equity method investments of $22 million. This compares to a net investment return of $34 million, or 0.2%, for the fourth quarter of 2018, which included net investment income of $104 million, partially offset by net realized and unrealized investment losses of $52 million and losses from equity method investments of $18 million.

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Net investment return for the full year 2019 was $1,352 million, or 7.7%, which included net investment income of $449 million, net realized and unrealized investment gains of $887 million, and interest in earnings of equity method investments of $16 million. This compares to a net investment return of $37 million, or 0.1%, for the full year 2018, which included net investment income of $416 million and interest in earnings of equity method investments of $11 million, offset by net realized and unrealized investment losses of $390 million.

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Net investment income was up $4 million, or 4%, for the fourth quarter of 2019 and up $33 million, or 8%, for the full year 2019, compared to the same periods of 2018, driven by decisions to re-balance certain assets into higher yield per duration unit strategies, partially offset by higher investment expenses.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	4

News Release

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Net realized and unrealized investment gains of $122 million for the fourth quarter 2019 included net realized and unrealized investment losses of $50 million on fixed maturities and short-term investments, primarily due to increases in world-wide risk free rates, and $172 million of net realized and unrealized investment gains on equities, investments in real estate and other invested assets, driven by gains in public equity funds. This compared to net realized and unrealized investment losses of $52 million in the fourth quarter of 2018, which included net realized and unrealized investment gains of $31 million on fixed maturities and short-term investments, driven by decreases in risk free rates, partially offset by the widening of U.S. and European investment grade corporate spreads, and $83 million of net realized and unrealized investment losses on equities, investments in real estate and other invested assets, primarily due to a decline in world-wide equity markets.

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Net realized and unrealized investment gains of $887 million for the full year 2019 included net realized and unrealized investment gains of $434 million on fixed maturities and short-term investments, primarily due to decreases in world-wide risk free rates and credit spreads, and $453 million of net realized and unrealized investment gains on equities, investments in real estate and other invested assets, primarily due to gains in public equity funds. Included within the net realized and unrealized investment gains of $434 million on fixed maturities and short-term investments was $244 million of net realized gains, primarily due to the Company's decisions to rebalance certain portfolios, particularly in lower rated investment grade credit, and to reallocate the proceeds to other investment classes, particularly highly rated governments and mortgage backed securities, and to alternative credit. For the full year 2018, net realized and unrealized investment losses of $390 million included net realized and unrealized investment losses of $376 million on fixed maturities and short-term investments, driven by increases in U.S. risk free rates and the widening of U.S. and European investment grade corporate spreads, and $14 million of net realized and unrealized investment losses on equities, investments in real estate and other invested assets.

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Losses from equity method investments was $22 million in the fourth quarter of 2019, primarily driven by the depreciation in value of certain real estate investments held by an investee, Almacantar Group S.A. (Almacantar). The interest in earnings of equity method investments was $16 million for the full year 2019, primarily driven by gains on certain private equity and real estate funds, partially offset by the depreciation in value of Almacantar. This compared to losses of $18 million and earnings of $11 million for the same periods of 2018.

▪	As of December 31, 2019, reinvestment rates were 2.8% compared to the Company's fixed income investment portfolio yield of 3.0% for the fourth quarter of 2019.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	5

News Release

Other Income Statement Items:

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Other income was $4 million and $15 million for the fourth quarter and full year 2019, respectively, compared to $34 million and $50 million for the same periods of 2018. During the fourth quarter of 2018, the reserve and reinsurance agreement with Colisée Re was commuted and the associated guaranteed reserves and funds held – directly managed assets were released, and as a result the Company recognized a gain on commutation of $29 million in Other income.

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Amortization expense was $3 million and $12 million for the fourth quarter and full year 2019, respectively, compared to $18 million and $35 million for the same periods of 2018, primarily due to the reduction of a $14 million intangible asset upon commutation of the related guaranteed reserves referred to above.

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Expense ratio of 6.6% for the fourth quarter of 2019 (Other expenses of $115 million) was up 1.5 percentage points compared to expense ratio of 5.1% (Other expenses of $73 million) for the same period of 2018, with the increase primarily driven by (i) higher annual incentive and long term incentive payout for employees of $39 million compared to prior year due to the strong growth in book value reported by the Company in 2019 and (ii) an increase in Life and Health expenses compared to prior year to support the organic growth of the business. Expense ratio of 5.7% for the full year 2019 (Other expenses of $370 million) was up 0.2 percentage points compared to expense ratio of 5.5% (Other expenses of $306 million) for the same period of 2018.

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Net foreign exchange losses were $78 million and $87 million for the fourth quarter and full year 2019, respectively, driven by the depreciation of the U.S. dollar against certain major currencies and the cost of hedging, compared to gains of $66 million and $119 million for the fourth quarter and full year 2018, respectively, driven by the appreciation of the U.S. dollar against certain major currencies, partially offset by hedging costs. Net foreign exchange losses for the fourth quarter and full year 2019 were partially offset by positive change in currency translation adjustment of $42 million and $72 million, respectively.

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Interest expense was $8 million and $40 million for the fourth quarter and full year 2019, respectively, compared to $11 million and $43 million for the same periods of 2018. During the second quarter of 2019, the Company issued $500 million 3.70% Senior Notes due 2029 and used the proceeds to early redeem the $500 million 5.50% Senior Notes due 2020 in the third quarter of 2019. These transactions resulted in the lower interest expense across both comparative periods. Loss on redemption of debt was $15 million for the full year 2019, related to the redemption of the Company's 5.50% Senior Notes due 2020 at a make-whole redemption price.

▪	Preferred dividends of $12 million and $46 million for the fourth quarter and full year 2019, respectively, were comparable to the same periods of 2018.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	6

News Release

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Income tax benefit was $51 million on pre-tax losses of $147 million in the fourth quarter of 2019 compared to a benefit of $14 million on pre-tax losses of $34 million for the same period of 2018. Income tax expense was $53 million on pre-tax income of $989 million for the full year 2019 compared to a benefit of $9 million on pre-tax losses of $95 million in 2018. These amounts were primarily driven by the geographical distribution of pre-tax profits and losses.

Balance Sheet, Capitalization and Cash Flows:

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Total investments and cash and cash equivalents were $17.8 billion at December 31, 2019, up 9.4% compared to December 31, 2018. The increase to December 31, 2019 was primarily driven by the $1,352 million net investment return for the full year 2019 and the increase in payable for securities purchased to $169 million as at December 31, 2019 from $80 million as at December 31, 2018.

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Cash and cash equivalents, fixed maturities, and short-term investments, which are government issued or investment grade fixed income securities, were $12.8 billion at December 31, 2019, representing 72% of the total investments and cash and cash equivalents.

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The average credit rating of the fixed income portfolio has increased to AA as of December 31, 2019 compared to A at December 31, 2018. The improvement in the average credit quality of the fixed income portfolio was due to actions taken during 2019 to reduce exposure to lower rated investment grade credit and reinvest certain proceeds in highly rated governments and mortgage backed securities. The expected average duration of the public fixed income portfolio at December 31, 2019 was 2.7 years, while the average duration of the Company’s liabilities was 4.3 years.

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There were no dividends declared and paid to common shareholders in the fourth quarter of 2019 and fourth quarter of 2018. Dividends declared and paid to common shareholders were $200 million for the full year 2019, compared to $48 million for the full year 2018.

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Total capital was $8.7 billion at December 31, 2019, up 9.2% compared to December 31, 2018, primarily due to net income for the full year 2019, partially offset by dividends on preferred and common shares. The Company issued $500 million 3.70% Senior Notes due 2029 during the second quarter of 2019 and used the proceeds to early redeem the $500 million 5.50% Senior Notes due 2020 in the third quarter of 2019.

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Common shareholder's equity (or book value) of $6.6 billion and tangible book value of $6.0 billion at December 31, 2019 increased by 13.0% and 14.6%, respectively, compared to December 31, 2018, primarily due to net income available to common shareholder for the full year 2019, partially offset by dividends on common shares. Book value, excluding dividends on common shares for 2019, was up 16.4% compared to December 31, 2018.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	7

News Release

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Cash provided by operating activities was $295 million and $999 million for the fourth quarter and full year 2019, respectively, compared to $119 million and $447 million for the fourth quarter and full year 2018, respectively. The increases for the fourth quarter and full year 2019 over the same periods in 2018 were primarily driven by increases in cash flow from underwriting operations.

_______________________________________

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	8

News Release

PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2019, total revenues were $7.9 billion. At December 31, 2019, total assets were $25.1 billion, total capital was $8.7 billion and total shareholders’ equity was $7.3 billion. PartnerRe maintains strong financial strength ratings as follows: A.M. Best A+ / Moody’s A1 / Standard & Poor’s A+.
PartnerRe on the Internet: www.partnerre.com

Please refer to the "Financial Information - Annual Reports" section of the Company's website for a copy of the Company's Annual Report on Form 20-F at: www.partnerre.com/financial-information/annual-reports/

Forward-looking statements contained in this press release are based on the Company’s assumptions and expectations concerning future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. PartnerRe’s forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe or other large property and casualty losses, credit, interest, currency and other risks associated with the Company’s investment portfolio, adequacy of reserves, levels and pricing of new and renewal business achieved, changes in accounting policies, risks associated with implementing business strategies, and other factors identified in the Company’s reports filed or furnished with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. The Company disclaims any obligation to publicly update or revise any forward-looking information or statements.

The Company’s estimate for recent catastrophic losses is based on a preliminary analysis of the Company’s exposures, the current assumption of total insured industry losses and preliminary information received from certain cedants to date. There is material uncertainty associated with the Company's loss estimates given the nature, magnitude and recency of these loss events and the limited claims information received to date. The ultimate loss therefore may differ materially from the current preliminary estimate.

Contacts:	PartnerRe Ltd.
(441) 292-0888
Investor Contact: Ryan Lipschutz
Media Contact: Celia Powell

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	9

PartnerRe Ltd.
Consolidated Statements of Operations and Comprehensive (Loss) Income (1)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the year ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Revenues
Gross premiums written	$1,553,037	$1,313,785	$7,285,320	$6,299,929
Net premiums written	$1,511,823	$1,286,492	$6,909,058	$5,803,364
Decrease (increase) in unearned premiums	223,559	148,692	(383,840)	(289,554)
Net premiums earned	1,735,382	1,435,184	6,525,218	5,513,810
Net investment income	108,220	103,885	448,538	415,921
Net realized and unrealized investment gains (losses)	122,148	(52,140)	886,670	(389,632)
Other income	3,945	33,729	15,321	50,127
Total revenues	1,969,695	1,520,658	7,875,747	5,590,226
Expenses
Losses and loss expenses	1,493,807	1,168,624	4,923,156	4,193,255
Acquisition costs	395,988	331,918	1,455,462	1,237,464
Other expenses	115,301	73,343	369,969	305,568
Interest expense	8,293	10,768	40,150	43,152
Loss on redemption of debt (2)	—	—	15,175	—
Amortization of intangible assets	2,929	17,796	11,434	35,473
Net foreign exchange losses (gains)	78,452	(65,837)	86,760	(119,151)
Total expenses	2,094,770	1,536,612	6,902,106	5,695,761
(Loss) income before taxes and interest in (losses) earnings of equity method investments	(125,075)	(15,954)	973,641	(105,535)
Income tax (benefit) expense	(51,103)	(13,525)	52,536	(8,934)
Interest in (losses) earnings of equity method investments	(22,209)	(17,606)	15,643	10,607
Net (loss) income	(96,181)	(20,035)	936,748	(85,994)
Preferred dividends	11,604	11,604	46,416	46,416
Net (loss) income attributable to common shareholder	$(107,785)	$(31,639)	$890,332	$(132,410)
Comprehensive (loss) income
Net (loss) income	$(96,181)	$(20,035)	$936,748	$(85,994)
Change in currency translation adjustment	42,113	(42,486)	71,796	(74,797)
Change in net unrealized gains or losses on investments, net of tax	(319)	1,805	(2,284)	1,585
Change in unfunded pension obligation, net of tax	(6,848)	25,583	(6,803)	24,859
Comprehensive (loss) income	$(61,235)	$(35,133)	$999,457	$(134,347)

(1) The Company's common shares included in shareholders' equity are owned by EXOR Nederland N.V. and are not publicly traded. As such, per share data is not meaningful to present.

(2) Loss on redemption of debt for the year ended December 31, 2019 of $15 million relates to the redemption of the Company's 5.50% Senior Notes due 2020 at a make-whole redemption price, representing the present value of the remaining scheduled payments on the notes.

PartnerRe Ltd.
Consolidated Balance Sheets (1)
(Expressed in thousands of U.S. dollars, except parenthetical share data)
(Unaudited)

	December 31, 2019	December 31, 2018
Assets
Investments:
Fixed maturities, at fair value	$10,680,714	$12,639,845
Short-term investments, at fair value	1,003,421	493,726
Equities, at fair value	1,295,164	694,301
Investments in real estate	71,834	72,573
Other invested assets	3,266,009	1,488,995
Total investments	16,317,142	15,389,440
Cash and cash equivalents	1,484,463	877,907
Accrued investment income	109,673	115,735
Reinsurance balances receivable	3,400,070	2,976,644
Reinsurance recoverable on paid and unpaid losses	889,021	897,183
Prepaid reinsurance premiums	80,942	102,405
Funds held by reinsured companies	815,167	829,695
Deferred acquisition costs	874,608	743,046
Deposit assets	168,067	80,661
Net tax assets	179,813	157,690
Goodwill	456,380	456,380
Intangible assets	117,538	128,899
Other assets (2)	169,521	63,506
Total assets	$25,062,405	$22,819,191
Liabilities
Non-life reserves	$10,363,383	$9,895,376
Life and health reserves	2,417,044	2,198,080
Unearned premiums	2,433,860	2,072,953
Other reinsurance balances payable	521,338	341,041
Deposit liabilities	5,507	7,172
Net tax liabilities	135,966	101,525
Accounts payable, accrued expenses and other (2) (3)	517,084	266,524
Debt related to senior notes	1,327,965	1,349,017
Debt related to capital efficient notes	70,089	70,989
Total liabilities	17,792,236	16,302,677
Shareholders’ Equity
Common shares (par value $0.00000001; issued and outstanding: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 28,169,062 shares; aggregate liquidation value: $704,227)	28,169	28,169
Additional paid-in capital	2,396,530	2,396,530
Accumulated other comprehensive loss	(75,925)	(138,634)
Retained earnings	4,921,395	4,230,449
Total shareholders’ equity	7,270,169	6,516,514
Total liabilities and shareholders’ equity	$25,062,405	$22,819,191

(1) Certain reclassifications have been made to prior period amounts to conform to the current year presentation.

(2) Effective January 1, 2019, the Company adopted ASC 842, a new accounting standard for leases, which resulted in the recognition of approximately $76 million in operating lease right-of-use assets in Other assets and $86 million in operating lease liabilities in Accounts payable, accrued expenses, and other at December 31, 2019.

(3) Includes payables for securities purchased of $169 million as at December 31, 2019 compared to $80 million as at December 31, 2018.

PartnerRe Ltd.
Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the year ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Net cash provided by operating activities	$295,186	$118,911	$998,869	$447,493
Net cash used in investing activities	(129,433)	(96,732)	(117,994)	(1,260,911)
Net cash used in financing activities	(11,604)	(11,604)	(267,868)	(94,251)
Effect of foreign exchange rate changes on cash	(885)	(7,148)	(6,451)	13,564
Increase (decrease) in cash and cash equivalents	153,264	3,427	606,556	(894,105)
Cash and cash equivalents - beginning of period	1,331,199	874,480	877,907	1,772,012
Cash and cash equivalents - end of period	$1,484,463	$877,907	$1,484,463	$877,907

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended December 31, 2019
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$646	$523	$1,169	$384	$—	$1,553
Net premiums written	$631	$504	$1,135	$377	$—	$1,512
Decrease in unearned premiums	213	5	218	5	—	223
Net premiums earned	$844	$509	$1,353	$382	$—	$1,735
Losses and loss expenses	(746)	(402)	(1,148)	(349)	3	(1,494)
Acquisition costs	(224)	(136)	(360)	(36)	—	(396)
Technical result	$(126)	$(29)	$(155)	$(3)	$3	$(155)
Other (loss) income	(1)	—	(1)	6	(1)	4
Other expenses	(24)	(8)	(32)	(24)	(59)	(115)
Underwriting result	$(151)	$(37)	$(188)	$(21)	n/a	$(266)
Net investment income				18	90	108
Allocated underwriting result				$(3)	n/a	n/a
Net realized and unrealized investment gains					122	122
Interest expense					(8)	(8)
Amortization of intangible assets					(3)	(3)
Net foreign exchange losses					(78)	(78)
Income tax benefit					51	51
Interest in losses of equity method investments					(22)	(22)
Net loss					n/a	$(96)
Loss ratio (1)	88.4%	79.0%	84.8%
Acquisition ratio (2)	26.5	26.7	26.6
Technical ratio (3)	114.9%	105.7%	111.4%
Other expense ratio (4)	2.8	1.6	2.4
Combined ratio (5)	117.7%	107.3%	113.8%

	For the three months ended December 31, 2018
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$551	$443	$994	$320	$—	$1,314
Net premiums written	$543	$432	$975	$311	$—	$1,286
Decrease (increase) in unearned premiums	145	(2)	143	6	—	149
Net premiums earned	$688	$430	$1,118	$317	$—	$1,435
Losses and loss expenses	(645)	(259)	(904)	(265)	—	(1,169)
Acquisition costs	(165)	(125)	(290)	(42)	—	(332)
Technical result	$(122)	$46	$(76)	$10	$—	$(66)
Other income	30	—	30	3	1	34
Other expenses	(16)	(5)	(21)	(15)	(37)	(73)
Underwriting result	$(108)	$41	$(67)	$(2)	n/a	$(105)
Net investment income				17	87	104
Allocated underwriting result				$15	n/a	n/a
Net realized and unrealized investment losses					(52)	(52)
Interest expense					(11)	(11)
Amortization of intangible assets					(18)	(18)
Net foreign exchange gains					66	66
Income tax benefit					14	14
Interest in losses of equity method investments					(18)	(18)
Net loss					n/a	$(20)
Loss ratio (1)	93.7%	60.2%	80.9%
Acquisition ratio (2)	24.0	29.1	25.9
Technical ratio (3)	117.7%	89.3%	106.8%
Other expense ratio (4)	2.4	1.2	1.9
Combined ratio (5)	120.1%	90.5%	108.7%
(1) Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.
(2) Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.
(3) Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.
(4) Other expense ratio is obtained by dividing other expenses by net premiums earned.
(5) Combined ratio is defined as the sum of the technical ratio and the other expense ratio.

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the year ended December 31, 2019
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$3,579	$2,213	$5,792	$1,493	$—	$7,285
Net premiums written	$3,302	$2,137	$5,439	$1,470	$—	$6,909
Increase in unearned premiums	(231)	(150)	(381)	(3)	—	(384)
Net premiums earned	$3,071	$1,987	$5,058	$1,467	$—	$6,525
Losses and loss expenses	(2,167)	(1,496)	(3,663)	(1,263)	3	(4,923)
Acquisition costs	(783)	(523)	(1,306)	(149)	—	(1,455)
Technical result	$121	$(32)	$89	$55	$3	$147
Other (loss) income	(1)	—	(1)	15	1	15
Other expenses	(80)	(28)	(108)	(69)	(193)	(370)
Underwriting result	$40	$(60)	$(20)	$1	n/a	$(208)
Net investment income				72	377	449
Allocated underwriting result				$73	n/a	n/a
Net realized and unrealized investment gains					887	887
Interest expense					(40)	(40)
Loss on redemption of debt					(15)	(15)
Amortization of intangible assets					(12)	(12)
Net foreign exchange losses					(87)	(87)
Income tax expense					(53)	(53)
Interest in earnings of equity method investments					16	16
Net income					n/a	$937
Loss ratio	70.6%	75.3%	72.4%
Acquisition ratio	25.5	26.3	25.8
Technical ratio	96.1%	101.6%	98.2%
Other expense ratio	2.6	1.4	2.1
Combined ratio	98.7%	103.0%	100.3%

	For the year ended December 31, 2018
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$3,015	$2,050	$5,065	$1,235	$—	$6,300
Net premiums written	$2,722	$1,870	$4,592	$1,211	$—	$5,803
(Increase) decrease in unearned premiums	(187)	(103)	(290)	1	—	(289)
Net premiums earned	$2,535	$1,767	$4,302	$1,212	$—	$5,514
Losses and loss expenses	(2,073)	(1,096)	(3,169)	(1,025)	—	(4,194)
Acquisition costs	(606)	(502)	(1,108)	(129)	—	(1,237)
Technical result	$(144)	$169	$25	$58	$—	$83
Other income	30	—	30	13	7	50
Other expenses	(75)	(27)	(102)	(51)	(153)	(306)
Underwriting result	$(189)	$142	$(47)	$20	n/a	$(173)
Net investment income				66	350	416
Allocated underwriting result				$86	n/a	n/a
Net realized and unrealized investment losses					(390)	(390)
Interest expense					(43)	(43)
Amortization of intangible assets					(35)	(35)
Net foreign exchange gains					119	119
Income tax benefit					9	9
Interest in earnings of equity method investments					11	11
Net loss					n/a	$(86)
Loss ratio	81.8%	62.0%	73.7%
Acquisition ratio	23.9	28.4	25.8
Technical ratio	105.7%	90.4%	99.5%
Other expense ratio	3.0	1.5	2.4
Combined ratio	108.7%	91.9%	101.9%

Supplementary Financial Information

PartnerRe Ltd.
Investment Portfolio
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	December 31, 2019		December 31, 2018
Investments:
Fixed maturities
U.S. government	$877,196	6%	$2,343,278	15%
U.S. government sponsored enterprises	544,520	3	1,730	—
U.S. states, territories and municipalities	157,234	1	134,593	1
Non-U.S. sovereign government, supranational and government related	3,255,154	20	2,158,642	14
Corporate bonds	2,662,089	16	5,611,678	36
Mortgage/asset-backed securities	3,184,521	20	2,389,924	16
Total fixed maturities	10,680,714	66	12,639,845	82
Short-term investments	1,003,421	6	493,726	3
Equities	1,295,164	8	694,301	5
Investments in real estate	71,834	—	72,573	—
Other invested assets (1)	3,266,009	20	1,488,995	10
Total investments	$16,317,142	100%	$15,389,440	100%
Cash and cash equivalents	1,484,463		877,907
Total investments and cash and cash equivalents	17,801,605		16,267,347
Maturity distribution:
One year or less	$1,673,912	14%	$898,455	7%
More than one year through five years	3,276,078	29	5,821,125	45
More than five years through ten years	2,939,624	25	3,203,473	24
More than ten years	610,000	5	820,594	6
Subtotal	8,499,614	73	10,743,647	82
Mortgage/asset-backed securities	3,184,521	27	2,389,924	18
Total fixed maturities and short-term investments	$11,684,135	100%	$13,133,571	100%
Credit quality by market value (Total fixed maturities and short-term investments):
AAA	$2,986,519	26%	$1,167,970	9%
AA	5,739,019	49	5,845,502	44
A	1,706,119	14	2,653,345	20
BBB	931,082	8	2,985,983	23
Below Investment Grade/Unrated	321,396	3	480,771	4
	$11,684,135	100%	$13,133,571	100%
Expected average duration		2.7	Yrs	3.9	Yrs
Average yield to maturity at market		2.8%		3.2%
Average credit quality		AA		A
(1) Other invested assets at December 31, 2019 and December 31, 2018 include $1.4 billion and $0.4 billion, respectively, of U.S. bank loans managed under an externally managed mandate. The mandate primarily invests in U.S. floating rate, first lien, senior secured broadly syndicated loans with a focus on facility sizes greater than $300 million. The weighted average credit rating as at December 31, 2019 was BB-/B+ with the single largest issuer being 2.1% of the Company's bank loan portfolio.

Supplementary Financial Information

PartnerRe Ltd.
Distribution of Corporate Bonds
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

December 31, 2019
	Fair Value	Percentage of Fair Value of Corporate Bonds	Percentage to Invested Assets and cash	Largest single issuer as a percentage of Invested Assets and cash
Distribution by sector - Corporate bonds
Financial	$1,314,247	49.4%	7.4%	0.6%
Consumer, Cyclical	267,535	10.0	1.5	0.6
Energy	243,764	9.2	1.4	0.3
Insurance	214,427	8.1	1.2	0.5
Consumer, Non-cyclical	166,075	6.2	0.9	0.2
Industrial	124,799	4.7	0.7	0.2
Utilities	106,306	4.0	0.6	0.1
Communications	75,675	2.8	0.4	0.1
Real estate and real estate investment trusts	68,843	2.6	0.4	0.1
Basic Materials	31,200	1.2	0.2	0.1
Technology	30,365	1.1	0.2	0.1
Longevity and Mortality Bonds	18,688	0.7	0.1	0.1
Other	165	—	—	—
Total Corporate bonds	$2,662,089	100.0%	15.0%
Finance sector - Corporate bonds
Banks	$882,467	33.1%	5.0%
Investment banking and brokerage	246,031	9.2	1.4
Other	185,749	7.1	1.0
Total finance sector - Corporate bonds	$1,314,247	49.4%	7.4%
	AAA	AA	A	BBB	Non-Investment Grade/Unrated	Total
Credit quality of finance sector - Corporate bonds
Banks	$—	$126,649	$427,348	$292,399	$36,071	$882,467
Investment banking and brokerage	—	1,600	60,629	183,801	1	246,031
Other	1,165	67,486	77,000	36,580	3,518	185,749
Total finance sector - Corporate bonds	$1,165	$195,735	$564,977	$512,780	$39,590	$1,314,247
% of total	0.1%	14.9%	43.0%	39.0%	3.0%	100.0%
Concentration of investment risk - The top 10 Corporate bond issuers account for 31.7% of the Company’s total corporate bonds. The single largest issuer accounts for 3.9% of the Company’s total Corporate bonds and is included in the Consumer, cyclical sector above.

Supplementary Financial Information

PartnerRe Ltd.
Composition of Net Investment Income and Net Realized and Unrealized Investment Gains (Losses)
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended		For the year ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Fixed maturities	$81,880	$95,811	$379,939	$378,726
Short-term investments and cash and cash equivalents	6,944	3,944	26,981	13,279
Equities, investments in real estate, funds held and other	31,268	13,579	81,100	52,872
Investment expenses	(11,872)	(9,449)	(39,482)	(28,956)
Net investment income	$108,220	$103,885	$448,538	$415,921
Net realized investment gains (losses) on fixed maturities and short-term investments	$21,849	$(175,718)	$243,508	$(224,887)
Net realized investment gains (losses) on equities	304	(702)	6,545	14,601
Net realized investment (losses) gains on other invested assets	(8,642)	(66)	830	7,136
Net realized investment gains on funds held–directly managed	—	1,670	—	1,200
Net realized investment gains (losses)	$13,511	$(174,816)	$250,883	$(201,950)
Change in net unrealized investment (losses) gains on fixed maturities and short-term investments	$(72,277)	$206,865	$190,343	$(150,926)
Change in net unrealized investment gains (losses) on equities	158,908	(40,727)	403,011	2,791
Change in net unrealized investment gains (losses) on other invested assets	24,249	(35,344)	44,441	(25,607)
Change in net unrealized investment (losses) on funds held–directly managed	—	(1,692)	—	(6,484)
Net other realized and unrealized investment gains (losses)	734	(304)	969	(1,334)
Change in net unrealized investment gains (losses)	$111,614	$128,798	$638,764	$(181,560)
Impairment loss on investments in real estate	(2,977)	(6,122)	(2,977)	(6,122)
Net realized and unrealized investment gains (losses)	$122,148	$(52,140)	$886,670	$(389,632)

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Non-Life Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended		As at and for the year ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Reconciliation of beginning and ending non-life reserves:
Gross liability at beginning of period	$9,910,360	$10,065,441	$9,895,376	$10,102,172
Reinsurance recoverable at beginning of period	(681,458)	(669,617)	(850,946)	(719,998)
Net liability at beginning of period	9,228,902	9,395,824	9,044,430	9,382,174
Net incurred losses related to: (1)
Current year	1,219,970	1,066,549	3,716,988	3,417,366
Prior years	(74,605)	(163,069)	(56,848)	(248,719)
	1,145,365	903,480	3,660,140	3,168,647
Net losses paid	(877,343)	(775,000)	(3,090,670)	(2,921,987)
Retroactive reinsurance recoverable (2)	(81,013)	—	(81,013)	—
Change in reserve agreement (3)	—	(404,065)	—	(397,493)
Effects of foreign exchange rate changes	192,677	(75,809)	75,701	(186,911)
Net liability at end of period	9,608,588	9,044,430	9,608,588	9,044,430
Reinsurance recoverable at end of period	754,795	850,946	754,795	850,946
Gross liability at end of period	$10,363,383	$9,895,376	$10,363,383	$9,895,376
Breakdown of gross liability at end of period:
Case reserves	$4,203,052	$4,217,068	$4,203,052	$4,217,068
Additional case reserves	158,220	174,713	158,220	174,713
Incurred but not reported reserves	6,002,111	5,503,595	6,002,111	5,503,595
Gross liability at end of period	$10,363,383	$9,895,376	$10,363,383	$9,895,376
Gross liability at end of period by Non-life segment:
P&C	7,254,366	7,159,337	7,254,366	7,159,337
Specialty	3,109,017	2,736,039	3,109,017	2,736,039
Gross liability at end of period	$10,363,383	$9,895,376	$10,363,383	$9,895,376
Unrecognized time value of non-life reserves (4)	$421,749	$602,332	$421,749	$602,332
(1) Net incurred losses include favorable loss development of $3 million during the three months and year ended December 31, 2019, which are allocated to Corporate and Other. Non-life reserves allocated to Corporate and Other totaled $6 million and $9 million at December 31, 2019 and December 31, 2018, respectively.
(2) In the fourth quarter of 2019, the Company entered into a loss portfolio transfer agreement transferring 100% of liabilities, including profit commissions, related to its wholesale managing general agent portfolio. As a result of the transaction, the Company recorded a deferred gain of $14 million, which is included in Accounts payable, accrued expenses and other in the Consolidated Balance Sheet.
(3) Includes (adverse) favorable development on Axa guaranteed reserves and the reduction of the reserves of approximately $400 million following the commutation of the agreement in the fourth quarter of 2018.
(4) The unrecognized time value, or discount, is the difference between the undiscounted liability for non-life reserves recorded and the discounted amount of these reserves. This discount is calculated by applying appropriate risk-free rates by currency and duration to the underlying non-life reserves.

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Life and Health Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended		As at and for the year ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Reconciliation of beginning and ending life and health reserves:
Gross liability at beginning of period	$2,182,634	$2,207,592	$2,198,080	$2,098,759
Reinsurance recoverable at beginning of period	(9,943)	(9,875)	(11,829)	(9,287)
Net liability at beginning of period	2,172,691	2,197,717	2,186,251	2,089,472
Net incurred losses	348,442	265,144	1,263,016	1,024,608
Net losses paid	(192,916)	(220,183)	(1,071,487)	(818,916)
Effects of foreign exchange rate changes	72,644	(56,427)	23,081	(108,913)
Net liability at end of period	2,400,861	2,186,251	2,400,861	2,186,251
Reinsurance recoverable at end of period	16,183	11,829	16,183	11,829
Gross liability at end of period	$2,417,044	$2,198,080	$2,417,044	$2,198,080
Life value in force (1)	$290,900	$283,500	$290,900	$283,500

(1) The life value in force (Life VIF) is the present value of the profits that will emerge from life policies over time and is comprised of the present value of future after-tax profits, and takes into consideration the cost of capital. The Company’s Life VIF is calculated on a going concern basis and is the sum of (i) present value of future profits on a U.S. GAAP basis which represents the net present value of projected after-tax cash flows based on Life reserves, net of deferred acquisition costs and gross of value of business acquired; (ii) cost of non-hedgeable risks; (iii) frictional costs; (iv) time value of options and guarantees; and (v) cost of non-economic excess encumbered capital.

Supplementary Financial Information

PartnerRe Ltd.
Natural Catastrophe Probable Maximum Losses (PMLs)
(Expressed in millions of U.S. dollars)
(Unaudited)
Single occurrence estimated net PML exposure

		December 31, 2019
Zone	Peril	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)
U.S. Northeast	Hurricane	$847
U.S. Gulf Coast	Hurricane	802
U.S. Southeast	Hurricane	790
Caribbean	Hurricane	254
Europe	Windstorm	410
Japan	Typhoon	301
California	Earthquake	755	$1,107
Japan	Earthquake	447	523
Australia	Earthquake	289	366
New Zealand	Earthquake	256	362
British Columbia	Earthquake	164	328

The PML estimates are pre-tax and net of retrocession and reinstatement premiums. The peril zones in this disclosure are major peril zones for the industry. The Company has exposures in other peril zones that can potentially generate losses greater than the PML estimates in this disclosure.

For more information regarding cautionary language related to the Natural Catastrophe PML disclosure and the forward-looking statements, as well as uncertainties and limitations associated with certain assumptions and the methodology used, refer to the Company’s natural catastrophe PML information and definitions in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 (see Risk Management—Natural Catastrophe PML in Item 4 of the 20-F).

Supplementary Financial Information

PartnerRe Ltd.
Return on Common Shareholder's Equity (ROE)
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended				For the year ended
	December 31, 2019		December 31, 2018		December 31, 2019		December 31, 2018
	$	ROE (1)	$	ROE (1)	$	ROE (1)	$	ROE (1)
Net (loss) income attributable to common shareholder	(107,785)	(6.5)%	(31,639)	(2.2)%	890,332	14.4%	(132,410)	(2.2)%

(1) ROE is calculated as net income or loss attributable to common shareholder divided by average common shareholder's equity, annualized for the quarter. The following is the average common shareholder's equity calculated using the sum of the beginning of period and end of period common shareholder's equity divided by two.

	For the three months ended		For the year ended
Calculation of average common shareholder's equity	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Beginning of period common shareholder's equity	$6,638,780	$5,859,026	$5,812,287	$6,040,885
End of period common shareholder's equity	$6,565,942	$5,812,287	$6,565,942	$5,812,287
Average common shareholder's equity	$6,602,361	$5,835,657	$6,189,115	$5,926,586

Supplementary Financial Information

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(Expressed in thousands of U.S. dollars)
(Unaudited)

	December 31, 2019	December 31, 2018
Tangible book value:
Total shareholders' equity	$7,270,169	$6,516,514
Less:
Preferred shares, aggregate liquidation value at $25 per share	704,227	704,227
Common shareholder’s equity or book value	6,565,942	5,812,287
Less:
Goodwill	456,380	456,380
Intangible assets, net of tax (1)	109,217	118,808
Tangible book value	$6,000,345	$5,237,099

Capital structure:
Senior notes (2)	$1,327,965	$1,349,017
Capital efficient notes (3)	62,484	63,384
Preferred shares, aggregate liquidation value	704,227	704,227
Common shareholder's equity	6,565,942	5,812,287
Total capital	$8,660,618	$7,928,915

(1) The intangible assets are presented in the table above net of tax of $8 million and $10 million at December 31, 2019 and December 31, 2018, respectively.

(2) The decrease in senior notes primarily relates to the foreign exchange impact of remeasuring the Euro debt into U.S. dollars at the balance sheet date.

(3) Non-consolidated debt issued externally related to Capital efficient notes (CENts) of $62 million and $63 million as at December 31, 2019 and December 31, 2018, respectively, does not appear in the debt line of the Consolidated Balance Sheet as the finance entity that issued the debt (PartnerRe Finance II Inc.) does not meet the U.S. GAAP criteria for consolidation. The Consolidated Balance Sheets as of December 31, 2019 and December 31, 2018 include the related intercompany notes of $70 million and $71 million, respectively, issued by PartnerRe U.S. Corporation to PartnerRe Finance II Inc.